Exhibit 99.1 Just Eat Takeaway.com N.V. (the “Company”) Extraordinary General Meeting (“EGM”) 2022 Voting Results 18 November 2022

EGM 2022 Voting Results

Agenda item	Resolution	Votes cast	For		Against		Abstention
		#	#	%	#	%	#
2	Approval of the Transaction	141,341,330	141,238,374	100.0%	4,396	0.0%	98,560
3	Transfer of Just Eat Takeaway.com Shares from the category of a “Premium Listing (commercial company)” on the Official List to the category of a “Standard Listing (shares)” on the Official List	141,341,330	141,042,363	99.9%	196,772	0.1%	102,195
4a	Reappointment of Mr. Jörg Gerbig as a member of the Management Board	141,341,330	139,988,197	100.0%	5,774	0.0%	1,347,359
4b	Appointment of Mr. Andrew Kenny as a member of the Management Board	141,341,330	141,134,685	100.0%	2,838	0.0%	203,807
5a	Appointment of Ms. Mieke De Schepper as a member of the Supervisory Board	141,341,330	121,723,147	95.7%	5,440,221	4.3%	14,177,962
5b	Appointment of Mr. Dick Boer as a member and chair of the Supervisory Board	141,341,330	124,498,283	97.9%	2,666,204	2.1%	14,176,843

Voting attendance as a percentage of total outstanding shares was 65.4%

18 November 2022 | Just Eat Takeaway.com N.V. Extraordinary General Meeting 2022 Voting Results